April 14, 2008
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Dycom Industries, Inc. Form 10-K for the Fiscal Year Ended July 28, 2007 (filed September 7, 2007) Form 10-Q for the Fiscal Quarter Ended October 27, 2007 (filed November 21, 2007) File No. 1-10613
Dear Mr. O’Brien:
     This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated April 8, 2008 to Steven E. Nielsen, Chief Executive Officer of Dycom Industries, Inc. (“Dycom” or “the Company”) relating to the Annual Report on Form 10-K for the fiscal year ended July 28, 2007, filed with the Commission on September 7, 2007 (“Form 10-K) and the Form 10-Q for the period ended October 27, 2007, filed with the Commission on November 21, 2007; each comment is followed by our response to that comment.
Comment 1
We have read your response to prior comment 4 regarding the calculation of operating cash flows in the condensed consolidating statements of cash flows. We understand that the parent does not generate any revenue or interest income and does not have any cash or income producing assets other than its equity interest in its subsidiaries. We understand that the reported parent company operating cash flow balance has been impacted by periodic accounting entries whereby the parent adjusts its income tax payable account with off setting adjustments to its intercompany payable/receivable account. Specifically, any increase in the parent’s income tax payable account is reported as a positive operating cash flow whereas the corresponding increase in the intercompany receivable account is reported as a negative financing cash flow. These accounting entries appear to constitute noncash transactions and should not be considered in calculating the parent’s operating and financing cash flow balances. In this regard, paragraph 14 of SFAS 95 addresses the emphasis on cash receipts and payments. Therefore, the reported cash flow balances should only be impacted by actual cash transactions occurring during the period. Any cash payments made by the parent in payment of taxes should be classified as a negative operating cash flow by the parent pursuant to paragraph 23.c of SFAS 95. Cash payments made by subsidiaries to the parent must be

Mr. Terence O’Brien
April 14, 2008

classified based on the nature of such transactions. Cash dividends paid by subsidiaries to the parent should be classified as operating inflows by the parent, financing outflows by the subsidiaries, and as reversing entries in the eliminating entries column. Cash payments constituting intercompany advances and/or loans must be classified as financing cash flows consistent with the presentation in paragraph 136 of SFAS 95. Based on the facts provided, the $4.3 million parent company positive operating cash flow balance reported at October 27, 2007, appears inappropriate given that no dividend payments by the subsidiaries are reported during any of the periods presented. The reported parent company amount comprises 24% of the consolidated operating cash flow balance for the period. In future filings, please make the necessary revisions and/or disclosure clarifications to clearly reflect compliance with SFAS 95.
Response:
The Company acknowledges the Staff’s position with respect to the Company’s income tax entries being non-cash transactions, as well as the additional references provided by the Staff pursuant to SFAS 95. In future filings, the Company will make the necessary revisions and/or disclosure clarifications to clearly reflect compliance with SFAS 95.
     ****
In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters referred to in this letter, please call the undersigned at (561) 627-7171.

Very truly yours,
/s/ Richard B. Vilsoet
Richard B. Vilsoet
Vice President, General Counsel and Secretary

cc:	H. Andrew DeFerrari, Vice President and Chief Financial Officer Tracey McKoy, Securities and Exchange Commission